9300 Lee Highway

Fairfax, VA 22031-1207

April 29, 2008

VIA FACSIMILE & FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Cicely LaMothe, Branch Chief

Jaime G. John

Re:	ICF International, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 17, 2008
File No. 001-33045

Dear Ms. LaMothe & Mr. John:

Thank you for your letter dated April 15, 2008 setting forth comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2007. This response is being filed on behalf of ICF International, Inc. (“ICF”).

Please stamp and return the copy of this letter in the enclosed, postage-paid envelope to show receipt of our correspondence. This response letter and its attachment have also been filed via EDGAR, tagged as “CORRESP.”

Form 10-K for the Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your disclosure on page 12 that the total value of the contract over three years with the State of Louisiana increased from $756 million to $912 million during 2007 and represents approximately 63% of your revenues for fiscal year 2007. Please clarify to us what consideration you gave to discussing within your Management’s Discussion and Analysis the total contract value, contract mix, its term, as well as the effect this contract is expected to have on your future operating results. In addition, in the year over year comparison, we note that you attribute the fluctuations to the Road Home contract but there is not clarification as to what specific drivers within the contract led to the increases in revenues and costs. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: As is apparent from the fact that The Road Home contract represented approximately 63% of our 2007 revenue, a substantial increase from 2006 (when the contract was awarded in mid-year), this contract, as such, is by far the largest driver of changes in revenues, direct costs (due to, among other things, the significant direct labor and subcontracting levels under the contract), and earnings. Beyond the existence of the contract and its impact on these financial measures, there are not specific drivers “within

Securities and Exchange Commission

April 29, 2008

the contract” that led to the increases in revenues and costs. In this sense, the analysis of activities under the contract is different than the analysis one might see of a business unit of comparable size with a variety of contracts or activities within it. Taking these factors into account, we believe the unusual role of the contract is apparent from our disclosure, including portions of the Form 10-K that are incorporated into the Management’s Discussion and Analysis.

Within our Management’s Discussion and Analysis, we appropriately disclosed that increases in revenue, direct costs and earnings from operations were attributable to The Road Home contract. As ICF was awarded The Road Home contract in June 2006, the increases in revenue, direct costs and earnings from operations from 2005 to 2006, and then from 2006 to 2007, were due to the existence of the contract in the contract base (from 2005 to 2006, the 2006 increases were due largely to the portion of the 2006 year after the contract was executed, and then from 2006 to 2007, the 2007 increases over 2006 were due largely from comparing a full year under the contract to a partial year).

In our discussion of revenues, we explain that the proportion of revenue from each of the markets identified in our Management’s Discussion and Analysis “changed significantly from 2005 to 2006 primarily due to the start of The Road Home contract and the acquisition of Caliber, . . .” (page 43). In the year-over-year comparison, we explained, for example, that “The increase [in revenue] was due primarily to revenue associated with The Road Home contract (approximately $459.4 million of revenue in 2007, compared with approximately $116.0 million revenue in 2006),…” (p. 50)

In commenting upon our contract mix (as among US federal government, US state and local government, domestic commercial and international contracts), we explained that “Revenue generated from our state and local government clients increased significantly from 2006 to 2007, and from 2005 to 2006, due primarily to our work in connection with The Road Home contract with the State of Louisiana.” (p. 44)

In relation to direct costs, we explained that “Direct costs associated with direct labor and subcontractors increased significantly in 2007, due primarily to our work in connection with The Road Home contract.” (p. 45). See also the relevant year-over-year disclosure on page 50.

With respect to earnings from operations, we also emphasized The Road Home contract as a primary factor in changes from year to year, commenting that “Earnings from operations in 2007 increased primarily due to the increased volume of services from The Road Home contract, other contract growth, and contributions from the various acquisitions.” (p. 50)

In regards to future operating results and the term of the contract, we explained on page 44 of the Management’s Discussion and Analysis that The Road Home contract “may be adversely affected in future periods for a variety of reasons, including, but not limited to, changes in the level of effort, reductions in hourly rates and unit prices, and any penalties resulting from our failure to achieve future performance measures established under the

Securities and Exchange Commission

April 29, 2008

contract.” Further, we cross-reference the three pages of Risk Factors entitled “Risks Related to the Road Home Contract” beginning on page 15.

Our risk factor disclosure reflects a careful attempt to convey the many risks involved with such a politically-driven contract that represents a majority of our revenue. Among other items, we explained that although the contract has a stated term of three years, there has been acceleration of activities and revenues under the program which exacerbates the difficulty of forecasting revenues and earnings associated with the contract. We also explained that we expect revenue from this contract to decline in 2008 and beyond, and if we are unable to replace this revenue with new contracts or from acquisitions or other investments, our operating results will be adversely affected and our stock price may decline. We further outlined in detail, among other items, the substantial funding and performance risks, pricing and financial risks, and liability exposure in connection with The Road Home contract.

On an ongoing basis, we will summarize the pertinent risk factors in the Management’s Discussion and Analysis of The Road Home contract, as well as including the cross-reference.

Financial Statements and Notes

Note K—Earnings Per Share, page F-23

2.	Your disclosure states that basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of shares and warrants outstanding. Please tell us your basis in GAAP for including warrants outstanding in your basic EPS calculation.

Response: The 9,185,000 basic weighted-average shares outstanding for 2005 disclosed on page F-23 include warrants to acquire 52,781 shares of our common stock. These warrants had no vesting requirements, and they were exercisable for a total purchase price of $0.03 with no service or performance requirements or other contingencies. Therefore, the shares underlying these warrants should be considered outstanding common shares and included in the computation of basic EPS in accordance with the provisions of Paragraph 10 of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share (as amended). As disclosed on pages 37 and 39 of our registration statement on Form S-1, as amended (File No. 333-134018), initially filed on May 11, 2006, 21,877 of these warrants were exercised on July 14, 2006, and the remaining 30,904 were exercised upon the completion of our initial public offering on October 3, 2006. Therefore, there were no warrants included in the share numbers as of December 31, 2006 or December 31, 2007. In the future, we do not believe there will be any warrants included in the calculation, and, in the event there are, we will so disclose.

Securities and Exchange Commission

April 29, 2008

We appreciate the Staff’s attention to ICF’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 934-3760 or Judith Kassel at (703) 934-3050.

Very truly yours,

/s/ Alan Stewart

Alan Stewart

cc:	Judith B. Kassel, ICF International, Inc.
James J. Maiwurm, Squire, Sanders & Dempsey L.L.P.

9300 Lee Highway

Fairfax, VA 22031-1207

I, Alan Stewart, Chief Financial Officer of ICF International, Inc., acknowledge that:

•	ICF is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	ICF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Alan Stewart
Name: Alan Stewart